Metalico, Inc. 186 North Avenue East Cranford, New Jersey 07016 (908) 497-9610

January 14, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549-7010

Attention: John Cash

Accounting Branch Chief

Re:	Metalico, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 14, 2013

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Filed November 12, 2013

Response Letter Dated November 22, 2013

File No. 1-32453

Dear Mr. Cash:

Metalico, Inc. (“Metalico” or the “Company”) is in receipt of your letter of December 20, 2013 setting forth the comment of the Securities and Exchange Commission (the “Commission”) to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2012 (the “10-K”), Quarterly Report on Form 10-Q for the Fiscal Quarter ended September 30, 2013 (the “10-Q”), and Response Letter dated November 22, 2013 (the “Response Letter”).

The following information is submitted in response to your comment. Please note that confidential treatment is requested for certain information provided hereunder pursuant to the Commission’s Rule 83 (17 CFR 200.83). As per instructions from the Commission’s staff, the Company intends to deliver an unredacted complete original of this letter to the Commission.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 14, 2014

Form 10-Q for the Period Ended September 30, 2013

Financial Statements

Note 12 – Segment Reporting, page 15

1.	We note your response to comment five from our letter dated October 18, 2013. You indicate that you have two reportable operating segments, Scrap Metal Recycling and Lead Fabricating. Please provide the following:

•	Please confirm whether your reportable operating segments are also your operating segments pursuant to ASC 280-10-50-1 through 50-9. Otherwise, please tell us what your operating segments are;

The diagram on the following page clarifies the alignment of each of our operating facilities into our operating segments and reportable segments. We respectfully request that the diagram be held confidential under Rule 83 due to the sensitivity of the information provided.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 14, 2014

CONFIDENTIAL TREATMENT REQUESTED BY METALICO, INC.

REDACTED

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 14, 2014

We confirm that pursuant to ASC 280-10-50-1 through 50-9 we have two reportable segments comprised of (i) fourteen operating segments in our Scrap Metal Recycling segment and (ii) two operating segments in our Lead Fabricating segment. We note that our individual facilities (as reflected in the above chart) do not have independent discernible financial information and that they send materials to each other for further processing at different facilities generally within defined geographic areas. Our operating segments each have a General Manager who oversees the day-to-day operations of his respective facilities. These General Managers report directly to our Chief Executive Officer and Chief Operating Officer who are also our Chief Operating Decision Makers. We aggregate our operating segments that recycle scrap metals into one reportable segment and the operating segments that fabricate lead products into another reportable segment because of the similar economic and physical characteristics of their operations pursuant to ASC 280-10-50-11.

•	You also indicated that the components of PGM and Minor Metals were aggregated into the Scrap Metal Recycling segment. Please tell us how you determined that it was appropriate to aggregate these components based on ASC 280-10-50-11 through 50-19. Please specifically address how you determined that these components have similar economic characteristics to your Scrap Metal Recycling segment;

In determining that our PGM recycling operations and Minor Metals recycling operations qualify for aggregation into our Scrap Metal Recycling operating segment, we applied the criteria described under ASC 280-10-50-11. We previously had two platform facilities with employees and equipment dedicated specifically to the purchase and processing of PGM material. These arrangements were a legacy of our acquisitions of those sites. The recent upgrading of these facilities which now process ferrous and other nonferrous metals as well (see further discussion below), was a significant factor leading to the recent change in our operating segments. Furthermore, these metal recycling operations (specifically, PGM and Minor Metals compared to ferrous and other nonferrous materials) all have similar economic characteristics whereby they all are impacted by macroeconomic conditions that give rise to fluctuations in metal prices, such as construction spending and manufacturing capacities, and they also rely on continuously reliable sources of recyclable material. In the future, we expect these macroeconomic conditions to have a similar impact to the operating results of all of our recycling operations. However, while any particular quarter’s gross or operating margins at any particular recycling operating segment might vary compared to another recycling operating segment and from quarter to quarter, such variances are due to the particular mix of materials processed at the particular facilities that quarter and normal variations in each metal’s pricing that quarter.

All of our recycling operations are also similar in the following areas:

a. The nature of the products and services. The products produced by all of these operations are recycled metals extracted from used, obsolete, demolished or scrapped consumer and industrial products containing or comprised entirely of metal or metal waste generated as a by-product of a production process.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 14, 2014

b. The nature of the production processes. The recycled metal produced by all of these operations is obtained by sorting, shearing, cutting and shredding acquired scrap inventories, by hand or by mechanical means, into separate individual commodities and further sorting into sellable grades required by or otherwise acceptable to our purchasers.

c. The type or class of customer for our products and services. Our products are raw materials used to produce new consumer and industrial goods that require metal. We supply recycled metals to our ultimate consumers such as steel mills, foundries, secondary smelters, processors and metal brokers. The types or classes of our consumers for various metals are substantially the same.

d. The methods used to distribute our products. Our recycled scrap metal is shipped either directly to end users or to brokers. Nonferrous metals, expressly including PGMs and Minor Metals, are shipped predominately via third-party truck to consumers generally located east of the Mississippi River. Ferrous metals are shipped primarily by rail or by barge.

e. The nature of the regulatory environment. Generally, nearly all of our scrap metal recycling locations require permits in order to purchase, process and store material on site. Our facilities also require preventive environmental systems such as oil-water separation equipment to prevent contamination to soil and groundwater and dust collection systems to prevent airborne contamination.

•	You indicate that the aggregation of PGM and Minor Metals operations into the Scrap Metal Recycling segment did not result in any changes to your reporting unit structure for goodwill impairment purposes. On page 22 of your Form 10-Q for the period ended September 30, 2013, you disclosed that you identified six reporting units with recorded goodwill as of December 31, 2012. Since reporting units are defined in ASC 360-20-20 as operating segments or one level below, please explain how your current reporting units align with your operating segments; and

The aggregation of the PGM and Minor Metals operations into the Scrap Metal Recycling segment did not result in any changes to the reporting unit structure for goodwill impairment purposes, as previously stated. Three reporting units comprised the former PGM and Minor Metals Segment and these three reporting units still remain, although only our New Jersey reporting unit has any goodwill remaining.

Logistics has been a significant factor in determining the reporting units for goodwill impairment purposes in our Scrap Metal Recycling segment because we can cost-effectively transport materials received at specific feeder facilities to nearby platform and shredder facilities and, accordingly, the cash flows between these related facilities are not individually independent.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 14, 2014

Scrap material is generally sourced locally and relies heavily on relationships with supply sources to maintain adequate flow of material to process and sell. Transportation costs limit the distance we can reach to source material competitively. In most instances, several operating facilities comprise one reporting unit. For example, our New York Scrap Recycling reporting unit is comprised of platform facilities in Buffalo, Rochester and Syracuse, New York. All but Syracuse have smaller feeder yards that supply material to the platform facility in each city or to our shredder facility near Buffalo. Our Pittsburgh Scrap Recycling reporting unit operates very similarly. It has two platform facilities (in Brownsville, PA and in Pittsburgh) and a series of several smaller feeder yards that provide material to both. Note that the Pittsburgh Scrap Recycling reporting unit is not included in our disclosed reporting units at December 31, 2012 because all of the goodwill associated with Pittsburgh was impaired prior to December 31, 2012.

In 2012, we began transitioning our Buda, Texas facility to traditional Scrap Metal Recycling by installing truck scales, expanding the concrete paving, making environmental improvements and relocating a facility General Manager from Buffalo, NY to Buda, TX to enable us to purchase and process ferrous and nonferrous scrap at the Texas site. We still purchase catalytic converters for recycling in Texas and Gulfport, MS but we no longer process any PGM material (distinct from the conventional processing of nonferrous metals) at the Texas plant. Similarly, the Federal Autocat component of our New Jersey PGM reporting unit transitioned to traditional scrap purchasing and processing in 2012. We still process and purchase PGM material at the New Jersey facility. Where these components had previously been dedicated to PGM metals, we now consider PGM material as just a separate product line within the component since the facilities have been revamped to also process other metals.

We still consider Texas, New Jersey and Minor Metals Recycling separate reporting units. Texas has no economic interaction between our other Scrap Metal Recycling reporting units due to its distance from them. Similarly, New Jersey is too far east to engage in any significant activity with our reporting units in Western and Central New York and Western Pennsylvania. The components that comprise each of these reporting units have remained intact. Except for the higher price for Minor Metal commodities compared to base industrial metals, Minor Metals recycling is nearly identical to traditional non-ferrous scrap recycling. Notwithstanding the presence of the PGM operations, Minor Metals would not have been considered separable from non-ferrous operations. These three reporting units are now merely inside of the Scrap Metal Recycling operating segment instead of the previously-separated PMG and Minor Metals operating segment.

•	Provide us samples of the information regularly reviewed by your CODM for fiscal 2012 and the nine months ended September 30, 2013 and any context necessary to fully understand how the information is used by the CODM. Please also provide samples of the information provided to your Board of Directors, if different from the information provided to your CODM.

We have attached sample reports that we use internally for our CODM and our Board of Directors to monitor our operations as Exhibits to this letter. For cost, competitive and other reasons, including our deployment of management personnel, our CODM (consisting of our Chief Executive and Chief Operating Officers) act as both our CODM and as the operating segment managers of both of our Operating Segments.

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 14, 2014

Accordingly, the information they receive depicts financial and other data at both the Operating Segment level as well as at the Component level within our organization. Due to the sensitivity of the information provided on these samples, we respectfully request these documents be held confidential under Rule 83.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

Sincerely yours, /S/ KEVIN WHALEN Kevin Whalen Senior Vice President and Chief Financial Officer

CONFIDENTIAL TREATMENT REQUESTED BY METALICO, INC.

EXHIBITS REDACTED